Exhibit 11

		Year ended December 31,
	2009	2008	2007
Basic:
Weighted average shares outstanding	16,202,254	16,464,760	15,810,705

Net Loss	$(10,951)	$(10,652)	$(6,585)

Basic loss per share	$(0.68)	$(0.65)	$(0.42)

Diluted:
Weighted average shares outstanding	16,202,254	16,464,760	15,810,705

Net effect of dilutive stock options and warrants
based on the treasury stock method
using the year-end market price, if
higher than average market price	-	-	-

Total	16,202,254	16,464,760	15,810,705

Net loss	$(10,951)	$(10,652)	$(6,585)

Diluted loss per share	$(0.68)	$(0.65)	$(0.42)